Exhibit 99.1
Press Release For Immediate Release

Company Contact:
William Swain, GraphOn Corporation 1.800.GRAPHON Bill.Swain@GraphOn.com

GraphOn Corporation Reports Fiscal 2009 Financial Results

SANTA CRUZ, CA, USA –February 22, 2010 – GraphOn Corporation (OTCBB: GOJO.OB), a leading worldwide developer of application publishing and Web-enabling solutions, today announced financial results for fiscal year 2009.

Financial Highlights
Revenue was approximately $8.1 million for the fiscal year ended December 31, 2009, as compared to approximately $6.7 million recorded for the same period in 2008.  Net loss for the fiscal year ended December 31, 2009 was approximately $1.8 million, as compared to a net loss of approximately $2.6 million for 2008.  Loss per common share on a basic and diluted basis for the fiscal year ended December 31, 2009 was $0.04 per share as compared to a net loss of $0.06 per share for 2008.

"We are pleased with our overall approximate 20% increase in revenue over fiscal 2008 levels,” Robert Dilworth, CEO, said. “Our revenue increase was primarily due to the total $2.3 million in revenue we recognized from a number of intellectual property licenses that we were able to consummate during the year.  Revenue from new business within our core GO-Global product line remained constant year over year, even in these difficult economic times, when we eliminate the $946,000 of revenue we recognized in 2008 related to transactions we entered into with our distributor in Japan prior to 2008.”

Mr. Dilworth continued; “With respect to our primary line of business, as a result of our continued investment in our GO-Global products, we believe we will continue to be in a position to introduce upgraded products that will maintain our position in the market place.  We ended the year with $2.9 million in cash, a portion of which will be judiciously used to continue development of new products, which we intend to announce later in the year.”

About GraphOn Corporation
GraphOn Corporation is a publicly-traded company headquartered in Santa Cruz, California. For over two decades, GraphOn has been an innovator of cost-effective, advanced solutions that help customers access applications from anywhere. GraphOn’s high-performance software provides fast remote access, cross-platform connectivity, and a centralized architecture that delivers a dramatically lower cost of ownership. The company’s solutions run under Microsoft (MSFT) Windows, Linux and UNIX, including Sun (JAVA) Solaris, IBM AIX, Hewlett-Packard (HPQ) HP-UX, and others. For more information, call 1.800.GRRAPHON in the USA, +44.1344.206549 in Europe, or visit www.graphon.com

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GRAPHON CORPORATION
Condensed Consolidated Balance Sheets
	December 31,	December 31,
	2009	2008
	(Unaudited)	(Unaudited)
Assets
Cash and cash equivalents	$ 2,852,900	$ 3,742,200
Accounts receivable, net	839,600	970,000
Other current assets	64,500	63,400
Total current assets	3,757,000	4,775,600
Property and equipment, net	127,100	182,700
Patents, net	511,700	984,000
Other assets	14,800	20,200
Total assets	$ 4,410,600	$ 5,962,500

Liabilities and stockholders' equity
Accounts payable and accrued liabilities	$ 986,200	$ 795,700
Deferred revenue - current	1,862,600	1,744,600
Total current liabilities	2,848,800	2,540,300
Deferred revenue - long term	836,200	858,500
Other liabilities - long term	-	28,400
Stockholders' equity	725,600	2,535,300
Total liabilities and stockholders' equity	$ 4,410,600	$ 5,962,500

Condensed Consolidated Statements of Operations and Comprehensive Loss

	Year ended December 31,
	2009	2008
	(Unaudited)	(Unaudited)
Revenue	$ 8,077,200	$ 6,708,700
Cost of revenue	1,381,100	575,100
Gross profit	6,696,100	6,133,600

Selling and marketing	1,871,500	1,816,100
General and administrative	3,889,600	3,796,100
Research and development	2,768,600	2,373,500
Impairment of patents	-	868,200
Total operating expenses	8,529,700	8,853,900
Loss from operations	(1,833,600)	(2,720,300)
Other income, net	15,400	81,800
Loss before income taxes	(1,818,200)	(2,638,500)
Income taxes	2,000	(11,700)
Net loss	(1,820,200)	(2,626,800)
Other comprehensive income (loss)	-	-
Comprehensive loss	$ (1,820,200)	$ (2,626,800)
Loss per common share - basic and diluted	$ (0.04)	$ (0.06)
Weighted average shares outstanding - basic and diluted	47,212,851	47,022,803

This press release contains statements that are forward looking as that term is defined by the United States Private Securities Litigation Reform Act of 1995. These statements are based on current expectations that are subject to risks and uncertainties. Actual results will differ due to factors such as shifts in customer demand, product shipment schedules, product mix, competitive products and pricing, technological shifts and other variables. Readers are referred to GraphOn's most recent periodic and other reports filed with the Securities and Exchange Commission.

GraphOn and GO-Global are a registered trademarks of GraphOn Corporation. All other trademarks belong to their respective owners.

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